May 6, 2014

VIA EDGAR CORRESPONDENCE

Mr. Derek Newman

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Transparent Value Trust (the “Registrant”)
File Nos. 033-159992; 811-22309

Dear Mr. Newman:

Pursuant to your request, this letter provides responses to comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to the undersigned and Palak Patel, each of ALPS Fund Services, Inc., and to Sean Graber, of Morgan Lewis & Bockius, LLP, on March 31, 2014 in connection with your review of Post-Effective Amendment No. 14 (“PEA 14”) and Amendment No. 16 to the Registrant’s registration statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively, filed on February 12, 2014 via PEA 14 for the purposes of registering the Transparent Value Directional Allocation VI Portfolio (the “Portfolio”), a new series of the Registrant.

Set forth in the numbered paragraphs below are your comments of March 31, 2014 to PEA 14, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

1.

Comment: In connection with submitting your response to Staff comments, please provide, in writing, a statement from the company acknowledging that (1) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings, (2) Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing, and (3) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Please see Registrant’s response as set forth in Appendix A, attached hereto.

Prospectus

2.

Comment: Consider restating the Portfolio’s investment objective to incorporate within it the objective of the Transparent Value Directional Allocation Index (the “Index”) as described in the second sentence of the “Principal Investment Strategies” section of the Prospectus.

Response: The Registrant believes that the investment objective of the Portfolio is separate and distinct from the investment objective of the Index. The Registrant believes that the Portfolio’s investment objective, as currently stated, accurately represents the investment objective of the Portfolio, which is to provide investment results that, before fees and expenses, correspond generally to the performance of the Index. The Registrant believes that the description of the Index’s objective is appropriately shown within the Principal Investment Strategies section of the Prospectus.

3.

Comment: With respect to the Annual Fund Operating Expenses table, please either add a caption for Acquired Fund Fees and Expenses or indicate in your response that you do not anticipate acquired fund fees and expenses exceeding 0.01% of average net assets.

Response: The Registrant does not anticipate that expenses attributable to the Portfolio’s investments in “Acquired Funds” (as defined in Form N-1A) will exceed 0.01% for the current fiscal year. Therefore, in accordance with Instruction 3(f)(i) of Item 3 of Form N-1A, the separate “Acquired Fund Fees and Expenses” subcaption will not be included in the Annual Fund Operating Expenses table.

4.

Comment: Please remove the following sentence from the second footnote to the Annual Fund Operating Expenses table relating to the Adviser’s contractual agreement to reduce fees and reimburse expenses: “No reimbursement shall be paid to the Adviser until reported to the Board.”

Response: The Registrant has removed the referenced sentence from the second footnote to the Annual Fund Operating Expenses table.

5.

Comment: Please add disclosure specifying what the term “outperformance”, contained within the following statement presented within the Principal Investment Strategies section of the Prospectus, relates to: “The Index’s objective is to provide consistent long-term, risk adjusted outperformance with the goal of capturing more upside in rising equity markets and limiting the downside – including up to 100% cash allocation – during market downturns.”

Response: The Registrant has added the italicized language shown below to further define “outperformance”: “The Index’s objective is to provide consistent long-term, risk adjusted outperformance of the broad U.S. equity markets with the goal of capturing more upside in rising equity markets and limiting the downside - including up to 100% cash allocation- during market downturns.”

6.

Comment: Consider removing the following sentence from the second paragraph of the Principal Investment Strategies section of the Prospectus, as it is primarily risk-related disclosure and is restated within the “Other Investment Company Risk” disclosure contained within the “Principal Risks” section of the Prospectus:

“To the extent that the Portfolio invests in money market mutual funds or short-term ETFs for cash positions, there will be some duplication of expenses because the Portfolio pays its pro-rata portion of such money market funds’ or ETFs’ advisory fees and operation fees.”

Response: The referenced disclosure has been removed from the Principal Investment Strategies section of the Prospectus.

7.	Comment: Please confirm whether the Portfolio intends to maintain a 95 basis point correlation to the Index.

Response: Under normal circumstances, the Portfolio aims to maintain a 90 to 95 basis point correlation to the Index. At certain times, however, the Portfolio may not be able to maintain such correlation, as described in the paragraph entitled “Non-Correlation Risk” contained in the “Principal Risks” section of the Prospectus.

8.

Comment: The final paragraph within the Principal Investment Strategies section of the Portfolio’s Prospectus contains the following statements: “Due to its investment strategies, the turnover rate of the Portfolio should generally be similar to the turnover rate of the Index. As a result, the Portfolio may buy and sell securities frequently. This may result in higher transaction costs and additional capital gains liabilities than for a fund with a buy and hold strategy.” Please consider whether additional capital gains liabilities would be applicable in the context of investments made through variable contracts.

Response: The Registrant has revised the third sentence of the above-referenced disclosure to remove the reference to additional capital gains liabilities.

9.

Comment: Please revise the disclosure contained within the summary section of the Prospectus entitled “Portfolio Management – Portfolio Managers” to set forth only the name, title and length of service of the portfolio managers listed therein. Please reposition any additional disclosure to the section entitled “Portfolio Managers” within the Prospectus.

Response: The Registrant has revised the referenced disclosure as requested.

10.	Comment: In the following sentence located in the section entitled “Tax Information” within the Prospectus, please restate the phrase “investment media” as “investment options”:

“Because shares of the Portfolio are available for purchase only by insurance companies as investment media to support variable products, such distributions will be received by such insurance companies and will not be taxable to owners of variable products.”

Response: The phrase “investment media” in the above-referenced disclosure has been changed to “investment options.”

11.

Comment: In the first paragraph of the section of the Prospectus entitled “Related Fund Performance”, please add a statement clarifying that the disclosure relates to the performance of a fund with a substantially similar investment objective that is offered for purchase only by retail investors

Response: The following sentence has been added to the referenced disclosure:

“The Directional Allocation Fund is a fund offered for purchase only by retail investors with an investment objective and principal investment strategies which are substantially similar to the Fund.”

12.

Comment: Please confirm that the Transparent Value Directional Allocation Fund is the only fund of the Registrant with an investment objective which is substantially similar to that of the Portfolio. If not, please include related performance for any other fund with a substantially similar investment objective

Response: The Registrant confirms that the Transparent Value Directional Allocation Fund is the only fund of the Registrant with an investment objective which is substantially to that of the Portfolio.

13.

Comment: In the section of the Portfolio’s Prospectus entitled “Related Fund Performance”, please add a statement to the paragraph immediately preceding the bar chart indicating that the performance shown therein does not reflect expenses incurred from investing through a separate account or qualified plan and does not reflect the fees and charges imposed under variable annuity contracts or life insurance policies and that, if it did, the performance would be lower.

Response: The Registrant has added the following sentences to the paragraph immediately preceding the bar chart in the section of the Prospectus entitled “Related Fund Performance”:

“The performance information presented below does not reflect expenses incurred from investing through a separate account or qualified plan and does not reflect the fees and charges imposed under variable annuity contracts or life insurance policies. If it did, the performance would be lower.”

14.

Comment: In the “Average Annual Total Returns” table located in the section of the Prospectus entitled “Related Fund Performance”, please consider presenting the Dow Jones U.S. Large-Cap Total Stock Market IndexSM return information only once.

Response: The Registrant has deleted recurring references to the Dow Jones U.S. Large-Cap Total Stock Market IndexSM return within the “Average Annual Total Returns” table, so that the return information is presented only once therein.

15.

Comment: In the “Average Annual Total Returns” table located in the section of the Prospectus entitled “Related Fund Performance”, please consider removing the reference to the return after taxes, as this disclosure is not required with respect to a fund offered for purchase only to separate accounts of various insurance companies and to various qualified plans.

Response: The referenced disclosure has been removed.

16.

Comment: In the section of the Prospectus entitled “Purchasing, Selling and Exchanging Portfolio Shares”, please revise the following sentence to make it more relevant with respect to shares of a fund offered for purchase only to separate accounts of various insurance companies and to various qualified plans:

“The decision as to which class of shares is best suited to your needs depends on a number of factors that you should discuss with your financial advisor.”

Response: The referenced disclosure has been revised as follows:

“The decision as to which class of shares is best suited to your needs depends on a number of factors that you should discuss with your financial advisor, and may depend on which share class is offered under your Contract or Retirement Plan.”

17.	Comment: In the section of the Prospectus entitled “Purchasing, Selling and Exchanging Portfolio Shares”, please include a sentence describing Class III shares of the Portfolio.

Response: The following sentence has been added to the referenced disclosure: “Class III shares are offered without Service Fees or 12b-1 Fees.”

18.

Comment: In the section of the Prospectus entitled “Purchasing, Selling and Exchanging Portfolio Shares – How to Purchase and Sell Portfolio Securities” relating to exemptive relief, the Registrant states that it is relying upon exemptive relief granted to an affiliated entity pursuant to which it may sell Portfolio shares to, among others, separate accounts funding variable annuity contracts and variable life insurance policies issued by both affiliated life insurance companies and unaffiliated life insurance companies, and trustees of qualified group pension and group retirement plans outside of the separate account context. Please explain why the Registrant states that it has applied for similar relief which would pertain specifically to the Registrant.

Response: There is no guarantee that the Registrant and the entity upon whose exemptive relief it is relying will continue to be affiliated. If the affiliation does not continue, the Registrant will no longer be able to rely upon the affiliated entity’s exemptive relief, and the Portfolio’s ability to sell its shares would be greatly restricted. Given the consequences if the Registrant were no longer able to rely on the affiliate’s exemptive relief, the Registrant believes it is prudent to obtain its own exemptive order.

19.

Comment: In the section of the Prospectus entitled “Purchasing, Selling and Exchanging Portfolio Shares – Description of Share Classes”, please consider removing the section entitled “How to Exchange Portfolio Shares”, as the terms of exchangeability are generally dictated by the underlying variable contract.

Response: The Registrant has revised the first paragraph of the section entitled “Purchasing, Selling and Exchanging Portfolio Shares” as follows:

“Subject to the terms of your Contracts or Retirement Plan, shares of any one Class of the Portfolio may be exchanged for the same Class of any other Trust portfolio that is offered for purchase only by Insurers and Retirement Plans. Currently, only the Portfolio is offered for sale to such investors. You may not exchange shares of the Portfolio with shares of any series of the Trust which is offered for sale to the general public.”

Statement of Additional Information

20.

Comment: In the discussion regarding percentage restrictions applied at the time of an investment contained in the second full paragraph under the section entitled “Investment Limitations – Non-Fundamental Policies”, please add a sentence addressing application of percentage restrictions in the context of securities lending.

Response: The Registrant has added the following sentence to the referenced disclosure:

With respect to securities lending, if the market value of the loaned securities increases, the borrower of the securities must furnish additional collateral to the lending Portfolio so that the collateral is maintained in an amount equal to at least 100% of the current market value of the loaned securities.

In addition to the above changes, the Registrant will also, among other things, complete certain data points and make certain clerical changes to the Registration Statement.

* * *

Please feel free to contact the undersigned at 720.917.0983 should you have any questions.

Sincerely,

/s/ Rhonda A. Mills
Rhonda A. Mills, Esq.

cc:	Armen Arus, President, Transparent Value Trust
Sean Graber, Morgan, Lewis & Bockius LLP

Appendix A

Transparent Value Trust

330 Madison Avenue, 10th Floor

New York, NY 10017

May 6, 2014

VIA EDGAR CORRESPONDENCE

Mr. Derek Newman

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Transparent Value Trust (the “Registrant”)
File Nos. 033-159992; 811-22309

Dear Mr. Newman:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the undersigned hereby acknowledges on behalf of the Registrant that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (the “SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing made; and

•

if, to Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Sincerely,

/s/ Armen Arus
Armen Arus
President